Exhibit 99.1

GDS Announces Major New Project in Kunshan

Capacity of 11,400 sqm 100% Pre-Committed by Customers

SHANGHAI, China, January 8, 2019 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has commenced construction of a major new project in Kunshan, approximately 45 km from Shanghai city center. The project consists of two data centers, Kunshan 2 (“KS2”) and Kunshan 3 (“KS3”), with total capacity of approximately 11,400 sqm of IT area, which has already been 100% pre-committed by strategic hyper-scale customers for their cloud expansion requirements. The new data centers will be developed on existing land owned by the Company adjacent to its Kunshan 1 (“KS1”) data center, a facility which has been in operation for over eight years. The expected delivery date is 2020.

“We are delighted to announce our new KS2 and KS3 data centers, which are fully pre-committed from inception,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS Holdings. “With this addition, our backlog exceeds 70,000 sqm, the highest level ever, providing strong visibility to our growth. Our total area committed by hyper-scale customers increased by 100% in the past year. The new project will leverage our existing land holdings and investment in power infrastructure at the site, and is fully-funded within our business plan.”

“This significant project demonstrates the strength of demand among hyper-scale customers for high capacity facilities located at the edge of Tier 1 markets. We are in advanced stages of securing more such sites to fulfill this proven demand and firmly believe that we are well-positioned to capitalize on the enormous opportunities presented to us by this market,” Mr. Huang concluded.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: IR@gds-services.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6201

Email: GDS@tpg-ir.com